UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Montage Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

27890G 100

(CUSIP Number)

Douglas E. Swanson, Jr.

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

Copies to:

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin, Suite 2500

Houston, TX 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 3,979,173
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 3,979,173

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,979,173
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.0% (1)
14	Type of Reporting Person PN

(1)

Based on 36,021,513 shares of common stock, $0.01 par value per share (“Common Stock”) issued and outstanding as of August 3, 2020, as set forth in the Quarterly Report on Form 10-Q of Montage Resources Corporation (formerly known as Eclipse Resources Corporation), a Delaware corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2020.

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,694,673
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,694,673

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,694,673
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.5% (1)
14	Type of Reporting Person PN

(1)	Based on 36,021,513 shares of Common Stock issued and outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2020.

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP ENERGY CAPITAL FUND IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 7,378,058 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 7,378,058 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,378,058 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.5% (2)
14	Type of Reporting Person PN

(1)

Includes 4,856,485 shares of Common Stock owned directly by EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) and 2,521,573 shares of Common Stock owned by TPR Residual Assets, LLC (“TPR Residual”). TPR Residual is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual. EnCap Fund IX disclaims beneficial ownership of the securities owned by TPR Residual in excess of its pecuniary interest therein and this statement shall not be deemed an admission that EnCap Fund IX is the beneficial owner of the Common Stock owned directly by TPR Residual for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)	Based on 36,021,513 shares of Common Stock issued and outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2020.

CUSIP No. 27890G 100

1	Name of Reporting Person TPR RESIDUAL ASSETS, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 2,521,573
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,521,573

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,521,573
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.0% (1)
14	Type of Reporting Person OO

(1)	Based on 36,021,513 shares of Common Stock issued and outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2020.

CUSIP No. 27890G 100

1	Name of Reporting Person ENCAP PARTNERS GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 14,051,904 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 14,051,904 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,051,904 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 39.0% (2)
14	Type of Reporting Person OO

(1)

Includes 2,521,573 shares of Common Stock of the Issuer owned directly by TPR Residual. TPR Residual is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual.

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest” and together with EnCap Fund VIII and EnCap Fund IX, the “EnCap Funds”), collectively directly hold the 11,530,331 remaining shares of Common Stock. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners GP may be deemed to share the right to direct the disposition of the Common Stock held by the EnCap Funds. EnCap Partners GP disclaims beneficial ownership of the reported Common Stock except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)	Based on 36,021,513 shares of Common Stock issued and outstanding as of August 3, 2020, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2020.

Explanatory Note

This Amendment No. 10 (this “Amendment”) amends the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the SEC by Eclipse Resources Holdings, L.P. (“Eclipse Holdings”), EnCap Fund VIII, EnCap Fund VIII Co-Invest, EnCap Fund IX, David B. Miller, D. Martin Phillips, Gary R. Petersen and Robert L. Zorich on July 7, 2014, as amended by that certain Amendment No. 1 filed on January 13, 2015, that certain Amendment No. 2 filed on February 2, 2015, that certain Amendment No. 3 filed on July 15, 2016, that certain Amendment No. 4 filed on September 30, 2016, that certain Amendment No. 5 filed on January 18, 2018, that certain Amendment No. 6 filed on September 2, 2018, that certain Amendment No. 7 filed on February 6, 2019, that certain Amendment No. 8 filed on March 1, 2019, and that certain Amendment No. 9 filed on October 30, 2019. This Amendment amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein and relates to the beneficial ownership of the shares of common stock, $0.01 par value per share (“Common Stock”), of Montage Resources Corporation (formerly known as Eclipse Resources Corporation), a Delaware corporation (the “Issuer”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

Southwestern Merger; Support Agreement

On August 12, 2020, the Issuer entered into that certain Agreement and Plan of Merger (the “Merger Agreement”) with Southwestern Energy Company (“Southwestern”), pursuant to which the Issuer shall merge with and into Southwestern (the “Merger”), the separate existence of the Issuer shall cease and Southwestern shall be the surviving entity in the Merger. Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Issuer Common Stock issued and outstanding immediately prior to the Effective Time (excluding certain shares specified in the Merger Agreement) shall be converted into 1.8656 shares of common stock, $0.01 par value per share, of Southwestern.

On August 12, 2020, contemporaneously with the execution of the Merger Agreement, EnCap Fund VIII Co-Invest, EnCap Fund VIII, EnCap Fund IX and TPR Residual (collectively, the “Specified Stockholders”) entered into that certain Support Agreement (the “Support Agreement”) with Southwestern, pursuant to which the Specified Stockholders agreed to vote all of their shares of Issuer Common Stock (i) in favor of adoption of the Merger Agreement and approval of other matters that are required to be approved by the stockholders of the Issuer in order to effect the Merger; (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger) or other fundamental corporate transaction that is prohibited by the Merger Agreement, unless such transaction is approved in writing by Southwestern, or any alternative acquisition proposal under the Merger Agreement; and (iii) against any amendment of the Issuer’s certificate of incorporation or bylaws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated thereby or change in any manner the voting rights of any outstanding class of capital stock of the Issuer. The Support Agreement shall terminate upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without any Specified Stockholder’s consent that (y) decreases the amount or changes the form of consideration payable to all of the stockholders of the Issuer pursuant to the terms of the Merger Agreement as in effect on the date of the Support Agreement or (z) otherwise materially adversely affects the interests of such Specified Stockholder; and (d) the mutual written consent of the parties to the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by the actual Support Agreement, a copy of which is filed as Exhibit 2.14 to this Amendment and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is amended and restated in its entirety as follows:

Exhibit Number	Description

Exhibit 1.1	Joint Filing Agreement dated March 1, 2019 (filed as Exhibit 1.1 to Amendment No. 8 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 1.2	Underwriting Agreement dated June 19, 2014 (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 24, 2014, and incorporated by reference herein).

Exhibit 2.1	Master Reorganization Agreement dated June 6, 2014 (filed as Exhibit 10.9 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1, and incorporated by reference herein).

Exhibit 2.2	Stockholders’ Agreement dated June 25, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 30, 2014, and incorporated by reference herein).

Exhibit 2.3	Securities Purchase Agreement dated December 27, 2014 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 29, 2014, and incorporated by reference herein).

Exhibit 2.4	Amended and Restated Registration Rights Agreement dated January 28, 2015 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 29, 2015, and incorporated by reference herein).

Exhibit 2.5	Contribution Agreement dated January 28, 2015 (filed as Exhibit 2.8 to Amendment No. 2 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.6	Purchase and Sale Agreement dated December 8, 2017 (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 12, 2017, and incorporated by reference herein).

Exhibit 2.7	Registration Rights Agreement dated as of January 18, 2018 (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 22, 2018, and incorporated by reference herein).

Exhibit 2.8	Agreement and Plan of Merger, dated as of August 25, 2018, among Eclipse Resources Corporation, Everest Merger Sub Inc., and Blue Ridge Mountain Resources, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.9	Voting Agreement, dated as of August 25, 2018, among Eclipse Resources Corporation, Blue Ridge Mountain Resources, Inc. and the Stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.10	Lock-Up Agreement, dated as of August 25, 2018, from the stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 27, 2018, and incorporated by reference herein).

Exhibit 2.11	Contribution Agreement, dated as of February 4, 2019, between Travis Peak Resources, LLC and TPR Residual Assets, LLC (filed as Exhibit 2.11 to Amendment No. 8 to the Original Schedule 13D and incorporated by reference herein).

Exhibit 2.12	Joinder Agreement, dated as of February 4, 2019, from the stockholders of Eclipse Resources Corporation party thereto (filed as Exhibit 2.12 to Amendment No. 8 to the Original Schedule 13D and incorporated by reference herein).

Exhibit Number	Description

Exhibit 2.13	Amendment No. 1 to Agreement and Plan of Merger, dated as of January 7, 2019, among Eclipse Resources Corporation, Everest Merger Sub Inc., and Blue Ridge Mountain Resources, Inc. (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 7, 2019, and incorporated by reference herein).

Exhibit 2.14	Support Agreement, dated August 12, 2020, among Southwestern Energy Company, EnCap Energy Capital Fund VIII Co-Investors, L.P., EnCap Energy Capital Fund VIII, L.P., EnCap Energy Capital Fund IX, L.P. and TPR Residual Assets, LLC (filed as Exhibit 10.1 to Southwestern Energy Company’s Current Report on Form 8-K filed with the SEC on August 12, 2020, and incorporated by reference herein).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2020

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII Co-Investors, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

TPR Residual Assets, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director